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SEC FILE NUMBER
000-05663

CUSIP NUMBER
53012L 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Liberator Medical Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

2979 SE Gran Park Way

Address of Principal Executive Office (Street and Number)
Stuart, FL 34997

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company’s financial statements for its 2010 fiscal year could not be completed on a timely basis. Further, the Company’s prior audit firm has advised the Company that such firm has ceased operations and is thus unable to issue its consent to include its 2009 audit report in the Company’s 2010 10-K. (A copy of the audit firm’s statement is attached as an exhibit hereto.) The Company has applied to the Commission for a waiver of the consent requirement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Davis	(772)	287-2414
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LIBERATOR MEDICAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2010	By	/s/ Robert J. Davis

Robert J. Davis
Chief Executive Officer

[Redacted]
—Original Message—
From: Robert Bedwell [mailto:RBedwell@cbh.com]
Sent: Wednesday, December 22, 2010 5:00 PM
To: Travis Brooks; Bob Davis
Cc: Emery Sheer; Tracy Weintraub

Subject:	RE: Q3 Updated 10-Q & Financials with Restated Income Tax Provision
Travis and Bob,
Thanks again for the opportunity to review the restated Forms 10-Q. I believe Kristen had sent you some comments on the earlier version that we had received. We have no further comments on the 10-Qs.
I followed up with our partners regarding the consent issue for the Form 10-K. As I indicated to you yesterday, Berenfeld has ceased operations, and thus will be unable to issue its consent to include our 2009 audit report in the Form 10-K. I also made a courtesy call to Bob Benson at Crowe as to this issue.
Since Berenfeld will not be issuing its consent, there will be no need for us to review the Form 10-K prior to its filing.
I hope that the information I sent you yesterday was helpful to you. I hope that you and your families have a wonderful holiday season, and a very Happy New Year.
Bob Bedwell